August 26,
2005



Mail Stop 4561

John C. Goff
777 Main Street, Suite 2100
Fort Worth, TX  76102

      Re:	Crescent Real Estate Equities Limited Partnership
		Form 10-KSB for the year ended December 31, 2004
		File No. 333-42293

Dear Mr. Goff:

      We have reviewed your response letter dated August 16, 2005 and have the following additional comments.


Form 10-KSB

Managements Discussion and Analysis

Funds from Operations, page 59
1. We have read and considered your response to comment 3. When distributions have been or are expected to be in excess of cash flows from operating activities, the Company should identify the alternative source of the excess distributions. In future filings, this disclosure should be made both when discussing historical distributions, as well as, when the Company is discussing the expected source of future distributions. Advise us if you plan to expand your disclosures in future filings.


*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.



      You may contact Yolanda Crittendon, Staff Accountant, at
(202)
551-3472 or the undersigned at (202) 551-3498 if you have questions.



							Sincerely,



            Linda Van Doorn				Senior Assistant
Chief
Accountant


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Mr. John C. Goff
Crescent Real Estate Equities Limited Partnership
August 26, 2005
Page 1